EXHIBIT 99.1

For Immediate Release	Date: January 15, 2024
24-7-TR

Teck Announces 2023 Production and 2024 Guidance Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided select unaudited fourth quarter 2023 production and sales volumes, annual production volumes for 2023, as well as operational and capital guidance for 2024 and production guidance for 2025 to 2027.

Our fourth quarter 2023 financial results are scheduled for release on February 21, 2024.

2023 Production Results

The table below shows a summary of Teck’s share of unaudited production and sales of principal products for the fourth quarter of 2023, and 2023 annual production as compared to our previously disclosed annual guidance. Our 2023 annual production was impacted by a number of challenges across our operations through the year, as outlined below. In our steelmaking coal business unit, production was higher than our previously disclosed guidance. Production in our base metals business was lower than the bottom end of our previously disclosed guidance ranges.

•	Copper production of 296,500 tonnes was impacted by a slower ramp-up at QB2, as well as a localized geotechnical fault at Highland Valley Copper in August that has been stabilized.
•	Zinc in concentrate production of 644,000 tonnes was marginally below the low end of guidance as a result of weather-related issues in the first quarter, and equipment failures at Red Dog.
•	Refined zinc production of 266,600 tonnes was slightly below guidance due to weather-related impacts in the first quarter as well as concentrate supply issues in the third quarter and beginning of the fourth quarter.
•	Steelmaking coal production of 23.7 million tonnes was higher than the top end of guidance due to strong performance in the fourth quarter as improvements in plant performance led to an increase in production.

	Q4 2023		2023	2023 Guidance[1]
(Units in 000’s tonnes excluding steelmaking coal)	Sales	Production	Production	Production
Copper
Highland Valley Copper	26.2	29.8	98.8	100 - 108
Antamina (22.5%)	26.5	27.1	95.3	90 - 97
Carmen de Andacollo	11.5	10.2	39.6	40 - 50
Quebrada Blanca[2]	37.0	36.4	62.8	90 - 110
	101.2	103.5	296.5	320 - 365

Zinc
Red Dog	134.8	155.3	539.8	545 - 575
Antamina (22.5%)	29.3	26.5	104.2	100 - 110
	164.1	181.8	644.0	645 - 685

Refined zinc
Trail Operations	68.1	69.9	266.6	270 - 290

Steelmaking coal (million tonnes)	6.1	6.4	23.7	23.0 - 23.5

Notes:

1.	Guidance as of October 23, 2023.
2.	Includes copper cathode production in 2023.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Guidance

Our production, unit cost and capital expenditure guidance for 2024, and annual production guidance for 2025-2027 is outlined in the tables below. The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production volumes and any variances from estimated production ranges will impact unit costs.

We have included range-based guidance for all categories of guidance disclosed and have provided further annual detail for our three-year production guidance to outline expected production fluctuations within that period.

Annual 2024 guidance and three-year production guidance has been provided for our steelmaking coal business. The guidance is on a 100% basis and reflects the exchange of minority interests by NSC of 2.5% in Elkview Operations and by POSCO of 2.5% in Elkview Operations and 20% in the Greenhills joint venture. Closing of the sale of the remaining interest (77%) in Elk Valley Resources to Glencore plc is expected to occur in the third quarter of 2024, subject to the satisfaction of customary conditions, including receipt of approval under the Investment Canada Act and competition approvals in several jurisdictions.

We remain highly focused on managing our controllable operating expenditures. However, in line with the broader mining industry, we continue to face inflationary cost pressures across our business, which have increased our operating costs and capital expenditure compared to prior years. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on key input costs are expected to persist through 2024. Pressures on the cost of certain key supplies, including mining equipment, labour and contractors, as well as energy costs in Chile and changing diesel prices, are reflected in our capital expenditure and annual unit cost guidance for 2024.

Production Guidance

The table below shows Teck’s share of unaudited production of our principal products in 2023 and our guidance for 2024 and the next three years.

2	Teck Resources Limited 2023 Production and 2024 Guidance Update

(Units in 000’s of tonnes excluding steelmaking coal)

	2023	2024	2025	2026	2027
	Actual	Guidance	Guidance	Guidance	Guidance
Principal products
Copper
Quebrada Blanca	62.8	230 - 275	280 - 310	280 - 310	280 - 310
Highland Valley Copper	98.8	112 - 125	140 - 160	130 - 150	120 - 140
Antamina (22.5%)	95.3	85 - 95	80 - 90	90 - 100	85 - 95
Carmen de Andacollo	39.6	38 - 45	50 - 60	50 - 60	45 - 55
	296.5	465 - 540	550 - 620	550 - 620	530 - 600

Zinc
Red Dog	539.8	520 - 570	460 - 510	410 - 460	365 - 400
Antamina (22.5%)	104.2	45 - 60	95 - 105	55 - 65	35 - 45
	644.0	565 - 630	555 - 615	465 - 525	400 - 445
Refined zinc
Trail Operations	266.6	275 - 290	270 - 300	270 - 300	270 - 300

Steelmaking coal (million tonnes)	23.7	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0	24.0 - 26.0
Other products
Lead
Red Dog	93.4	90 - 105	80 - 90	80 - 90	65 - 75

Molybdenum
Quebrada Blanca	—	2.9 - 3.6	5.0 - 6.4	6.4 - 7.6	7.0 - 8.0
Highland Valley Copper	0.6	1.3 - 1.6	1.8 - 2.3	2.3 - 2.8	2.7 - 3.2
Antamina (22.5%)	0.8	1.2 - 1.5	0.7 - 1.0	0.7 - 1.0	0.9 - 1.2
	1.4	5.4 - 6.7	7.5 - 9.7	9.4 - 11.4	10.6 - 12.4

Sales Guidance

The table below shows our sales guidance for the first quarter of 2024 for select products.

	Q1 2023	Q1 2024
	Actual	Guidance
Zinc (000’s tonnes)[1]
Red Dog	89	70 - 85
Steelmaking coal (million tonnes)	6.2	5.9 - 6.3

Note:

1.	Metal contained in concentrate.

3	Teck Resources Limited 2023 Production and 2024 Guidance Update

Unit Cost Guidance

	2023	2024
	Guidance	Guidance
Copper[1]
Total cash unit costs[4] (US$/lb)	2.05 - 2.25	2.15 - 2.35
Net cash unit costs3 4 (US$/lb)	1.60 - 1.80	1.85 - 2.25

Zinc[2]
Total cash unit costs[4] (US$/lb)	0.68 - 0.78	0.70 - 0.80
Net cash unit costs3 4 (US$/lb)	0.50 - 0.60	0.55 - 0.65

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	88 - 96	95 - 110
Transportation costs (CAD$/tonne)	45 - 48	47 - 51

Notes:

1.	Copper unit costs include QB operations for 2024 and are reported in US dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2024 assumes a zinc price of US$1.20 per pound, a molybdenum price of US$21 per pound, a silver price of US$23 per ounce, a gold price of US$1,930 per ounce, a Canadian/U.S. dollar exchange rate of $1.32 and a Chilean Peso/U.S. dollar exchange rate of 850.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2024 assumes a lead price of US$0.95 per pound, a silver price of US$23 per ounce and a Canadian/U.S. dollar exchange rate of $1.32. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Copper

Total copper production in 2024 is expected to significantly increase to between 465,000 and 540,000 tonnes, compared to the 296,500 tonnes produced in 2023.

QB was operating near design throughput capacity at the end of 2023, and this has continued into 2024. Recoveries have generally been in line with expectations and head grades remain within expected levels. The operation will focus on reliability, consistency and increasing availability and we expect to produce between 230,000 and 275,000 tonnes in 2024. This is slightly lower than our previous three-year production guidance, as that guidance assumed all typical ramp-up reliability issues would be addressed in 2023. Due to the delay in construction, some of these issues are expected to be resolved in the first half of 2024. We expect QB to operate at design throughput in 2025 through 2027, with annual production guidance increasing to between 280,000 and 310,000 tonnes.

Highland Valley Copper production is expected to increase in 2024 as we move into the Lornex pit, which is higher grade, and as a result of improved mill availability. Strong production is expected to continue into 2025-2027 with higher ore grade and throughput from treating Lornex material during this period.

Our share (22.5%) of copper production at Antamina remains stable and consistent with our previously disclosed guidance in 2024 and the following three years.

Carmen de Andacollo continues to face extreme drought conditions, causing water restrictions which impact production, with 2024 production expected to be similar to 2023. Steps are being taken to mitigate these risks, with

4	Teck Resources Limited 2023 Production and 2024 Guidance Update

a solution likely to be in place in 2025. As a result, and with the benefit of higher grade ore, production is expected to increase between 2025 and 2027, compared to 2024.

Copper net cash unit costs1 after by-product credits, including QB, are expected to be between US$1.85 - 2.25 per pound in 2024. This is higher than our 2023 guidance as a result of ongoing inflationary impacts on the cost of certain key supplies including mining equipment, tires, labor and contractors persisting into 2024 and now embedded in our key supply contracts.

QB net cash unit costs1 after by-product credits are expected to be US$1.95 - 2.25 per pound in 2024. Unit costs are expected to remain elevated in 2024, especially in the first half of 2024, due to alternative logistics costs required as a result of the delay in port construction into the first half of this year, no molybdenum production in the first quarter due to delay in the molybdenum plant construction, and lower copper production driven by the final required shutdowns during the first quarter. Compared to previous guidance, QB has experienced inflationary pressures, including increased pass through costs from the Chilean energy grid regulator. Once QB is at steady state of operation, we will provide additional unit cost guidance.

Zinc

Total zinc in concentrate production in 2024 is expected to be between 565,000 and 630,000 tonnes, compared to 644,000 tonnes in 2023. Production over the next three-year period is expected to decrease due to declining grades at Red Dog and lower zinc production at Antamina.

Red Dog is expected to produce between 520,000 to 570,000 tonnes in 2024. Annual production from Red Dog is expected to decrease between 2025 and 2027 due to declining grades as we enter the later stages of the current mine life at Red Dog.

Our share (22.5%) of zinc production at Antamina is expected to be between 45,000 and 60,000 tonnes in 2024, compared to 104,200 tonnes in 2023. Based on Antamina’s mine plan, the ore processed in 2024 delivers higher copper production and lower zinc production compared to that of 2023. The mine plan over 2025 to 2027 produces more zinc in 2025 with a reduction in line with the long-term mine plan in 2026 and 2027.

Refined zinc production is expected to be between 275,000 to 290,000 tonnes in 2024, compared to 266,600 tonnes in 2023. Production is expected to increase in 2024 as a result of improved concentrate availability. The previously disclosed KIVCET boiler replacement at our Trail Operations will progress in Q2 2024, primarily impacting the lead circuit and with minimal impact in the zinc circuit.

Zinc net cash unit costs1 after by-products in 2024 are expected to be US$0.55 - 0.65 per pound, slightly higher than our 2023 guidance as a result of ongoing inflationary impacts on the cost of certain key supplies.

Steelmaking Coal

Steelmaking coal production in 2024 is expected to be between 24.0 to 26.0 million tonnes compared to 23.7 million tonnes produced in 2023. Production is expected to remain at these levels throughout 2025 to 2027.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

5	Teck Resources Limited 2023 Production and 2024 Guidance Update

We expect our 2024 steelmaking coal adjusted site cash cost of sales1 in 2024 to be between $95 - $110 per tonne. Relative to our 2023, we anticipate ongoing inflationary cost impacts of certain key supplies to persist into 2024 including higher energy and maintenance parts, as well as higher contractor and labour costs. Transportation unit costs are expected to be $47 - 51 per tonne in 2024.

Capital Expenditure Guidance

Our 2024 capital expenditures are expected to significantly decrease from 2023 guidance levels, primarily driven by lower spending on QB2 development capital, as we near completion of the project.

At QB2, the construction of the molybdenum plant was substantially completed in December 2023, and commissioning has commenced. Ramp-up of the molybdenum plant is expected to be completed by the end of the second quarter of 2024. Construction of the port offshore facilities is progressing to plan and is expected to be completed by the end of the first quarter of 2024. The last jetty pile was completed in December, representing a major milestone in the port construction. Our previously disclosed QB2 project capital cost guidance is unchanged at US$8.6 to $8.8 billion, with US$500 to 700 million expected to be spent in H1 2024. There are no further capitalized ramp-up costs expected in 2024.

Sustaining capital expenditure in 2024 is expected to increase marginally above 2023 guidance levels both in our zinc business unit as we complete boiler repairs at our Trail Operations, and in our steelmaking coal business, as the Elkview Operations’ administration and maintenance complex project reaches the peak of its execution plan.

Capitalized stripping costs in 2024 are expected to decrease from 2023 guidance levels, which were a notable peak period of capitalized stripping to advance the development of mine pits to support future production in our steelmaking coal business.

Growth capital, excluding QB2 development capital, is prioritized on our copper growth projects and as we focus on completing feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting, particularly at the Highland Valley Copper life extension project (previously, HVC2040), San Nicolás and Zafranal. In addition, we will work to define the most capital efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value.

As previously disclosed, we do not expect to sanction any growth projects in 2024 and we are focused on advancing near-term projects for possible sanctioning in 2025. Growth projects are required to deliver an attractive risk-adjusted return and will compete for capital in line with Teck’s capital allocation framework.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

The table below shows our capital expenditure guidance for 2023 and 2024.

6	Teck Resources Limited 2023 Production and 2024 Guidance Update

	2023	2024
(Teck’s share in CAD$ millions)	Guidance	Guidance
Sustaining
Copper[1]	$510	$495 - 550
Zinc	150	190 - 210
Steelmaking coal[2]	760	800 - 1,000
	$1,420	$1,485 - 1,760
Growth
Copper3 4	$250	$400 - 460
Zinc	80	100 - 130
Steelmaking coal	30	—
	$360	$500 - 590
Total
Copper	$760	$895 - 1,010
Zinc	230	290 - 340
Steelmaking coal	790	800 - 1,000
	$1,780	$1,985 - 2,350
QB2 capital expenditures	2,200 - 2,400	700 - 900
Total before SMM and SC	$3,980 - 4,180	$2,685 - 3,250
Estimated SMM and SC contributions to capital expenditures	(850) - (920)	(270) - (340)
Total, net of partner contributions	$3,130 - 3,260	$2,415 - 2,910

Notes:

1.	Copper sustaining capital includes QB operations.
2.	Steelmaking coal sustaining capital guidance in 2023 includes water treatment capital of $100 million. 2024 guidance includes $150-250 million of water treatment capital.
3.	Excluding QB2 development capital, as well as QB2 ramp-up capital, which was spent in 2023 and is not expected to continue in 2024.
4.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting at the Highland Valley Copper life extension project, San Nicolás and Zafranal. In addition, we will work to define the most capital efficient and value-adding pathway for the expansion of QB based on the performance of the existing asset base. We also expect to continue to progress our medium to long-term portfolio options with prudent investments to advance the path to value including for NewRange Galore Creek, Schaft Creek and NuevaUnión.

Capitalized Stripping

	2023	2024
(Teck’s share in CAD$ millions)	Guidance	Guidance
Copper[1]	$395	$255 - 280
Zinc	55	65 - 75
Steelmaking coal	750	550 - 750
	$1,200	$870 - 1,105

Note:

1.	Copper capitalized stripping includes QB operations.

7	Teck Resources Limited 2023 Production and 2024 Guidance Update

Use of Non-GAAP Financial Measures and Ratios

Our financial results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This document includes reference to certain non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis, as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS. For more information on our use of non-GAAP financial measures and ratios, see the section titled “Use of Non-GAAP Financial Measures and Ratios” in our most recent Management Discussion Analysis, which is available on SEDAR+ (www.sedarplus.ca). Additional information on certain non-GAAP ratios is below.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This document allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

8	Teck Resources Limited 2023 Production and 2024 Guidance Update

These forward-looking statements include, but are not limited to, statements concerning: all guidance appearing in this document including, but not limited to, the production, sales, costs, unit costs, capital expenditures, transportation costs, cost reduction and other guidance under the heading “Guidance” and elsewhere in this news release; our expectations regarding inflationary pressures and increased key input costs, including mining equipment labour and energy costs; our production and operating expectations through 2027 at our QB, Highland Valley Copper, Antamina, Carmen de Andacollo and Red Dog operations; expectations for our QB project, including timing of completion of remaining construction, commissioning and ramp-up; potential pathways for the expansion of our QB operations and development and sanctioning of any growth projects.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, and steelmaking coal and our other metals and minerals, as well as oil, natural gas and other petroleum products; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; the timing of the receipt of permits, licenses, leases and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations at an acceptable cost or at all; credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral and steelmaking coal reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; any continuing or resurgent impacts of the COVID-19 pandemic on our operations and projects and on global markets; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding QB Operations and the QB2 project include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors that would impair their ability to provide goods and services as anticipated. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in

9	Teck Resources Limited 2023 Production and 2024 Guidance Update

transportation or utilities, adverse weather conditions, or social unrest, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of permits, licenses and leases or other government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions, social unrest, or unanticipated events related to health, safety and environmental matters); union labour disputes; any resurgence of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB production and sales guidance, costs, and capital expenditures are dependent on, among other matters, our continued ability to advance progress on remaining construction, commissioning and ramp-up as currently anticipated. QB2 project costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic or other matters. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

10	Teck Resources Limited 2023 Production and 2024 Guidance Update

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations & Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

11	Teck Resources Limited 2023 Production and 2024 Guidance Update